FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 4, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc
(LSE: SIG and NYSE: SIG)                                          4 January 2007

                             NOTICE OF ANNOUNCEMENT

                  SIGNET GROUP PLC CHRISTMAS TRADING STATEMENT

Signet Group plc (LSE: SIG and NYSE: SIG), the world's largest speciality retail jeweller, will announce its Christmas Trading Statement, at 12.30 p.m. (GMT) on
Thursday 11 January 2007.

On that date there will be a conference call for all interested parties at 2.00
p.m. GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audiocast at www.signetgroupplc.com.

To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time.
The call details are:

   European dial-in:      +44 (0) 20 7806 1961
   European 48hr. replay: +44 (0) 20 7806 1970     Pass code: 9661433#

   US dial-in:            +1 718 354 1391
   US 48hr. replay:       +1 718 354 1112          Pass code: 9661433#

Enquiries:

Tim Jackson, Investor Relations Director:  +44 (0) 20 7317 9700

Tom Buchanan / Pamela Small, Brunswick:    +44 (0) 20 7404 5959

Mahmoud Siddig, Taylor Rafferty:           +1 212 889 4350

Signet operated 1,875 speciality retail jewellery stores at 28 October 2006;
these included 1,290 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 585 stores in the UK, where the Group trades as "H.Samuel",
"Ernest Jones" and "Leslie Davis". Further information on Signet is available at
www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Investor Day and Store Tour, Akron, Ohio, Thursday 10 May 2007

It is intended to hold an Investor Day and Store Tour for professional investors in Akron, Ohio on Thursday 10 May 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 4, 2007